UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 20, 2013

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release **WITHDRAWAL OF SPECIAL RESOLUTION TO ADOPT A NEW MEMORANDUM OF INCORPORATION AND ISSUE OF NEW CIRCULAR CONVENING A GENERAL MEETING**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

20 February 2013

WITHDRAWAL OF SPECIAL RESOLUTION TO ADOPT A NEW MEMORANDUM OF INCORPORATION AND ISSUE OF NEW CIRCULAR CONVENING A GENERAL MEETING

AngloGold Ashanti sent a circular to shareholders on 8 February 2013 regarding, amongst other things, the approval of a new Memorandum of Incorporation ("the New MOI") for AngloGold Ashanti in order to harmonise AngloGold Ashanti's Memorandum of Incorporation with the provisions of the new Companies Act, 2008 ("the Circular").

After sending the Circular, and upon receiving comments from shareholders, it has been decided to amend the New MOI to make provision for the retirement by rotation of all directors, not only non-executive directors, as is provided for in the current draft of the New MOI that was included in the Circular. Because it is too late to amend the New MOI before the shareholders meeting of 11 March 2013, it has been decided to withdraw the special resolution for the adoption of the new MOI and to reconvene a shareholders meeting for the adoption of the New MOI, which has been amended to provide for the retirement by rotation of all of the directors.

Accordingly AngloGold Ashanti shareholders are hereby advised that special resolution number 1 included in the notice convening a general meeting of AngloGold Ashanti shareholders, which was included in the Circular, is hereby withdrawn and will not be proposed at the shareholders meeting to be held at 11:00 am on 11 March 2013.

The Circular also related to the approval of amendments to the rules of the AngloGold Ashanti Limited Bonus Share Plan 2005 and the AngloGold Ashanti Limited Long Term Incentive Plan 2005. The resolutions for the approval of these plans will still be considered and, if deemed fit, passed, with or without modification at the shareholders meeting to be held at 11:00 South African time on Monday, 11 March 2013. Proxy forms and voting instruction forms included in the Circular can still be used at the meeting to be held at 11:00 south African time on Monday, 11 March 2013.

In regard to the adoption of the New MOI which has been amended to make provision for the retirement by rotation of all the directors, a circular, including a notice convening a further general meeting to be held on Wednesday, 27 March 2013 at 11:00 South African time, in The Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa will be posted to shareholders on or about Friday, 22 February 2013. The record date for participation and voting at the meeting is Friday, 22 March 2013.

Shareholders will be asked to grant approval for a new Memorandum of Incorporation for AngloGold Ashanti.

The Circular, incorporating the New MOI, the notice of the general meeting, including proxy and voting instruction forms will be available on the company's website from 22 February under INVESTORS AND MEDIA.

SPONSOR: UBS South Africa (Pty) Limited

ENDS

Contacts

Media	Tel:	E-mail:
Alan Fine	+27-11 637- 6383 / +27 (0) 83 250 0757	afine@anglogoldashanti.com
Chris Nthite	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021	sbailey@anglogoldashanti.com
General inquiries	+27 11 637 6031	media@anglogoldashanti.com

Investors		
Stewart Bailey	+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021	sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)	+1 (212) 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe)	+44 779 497 7881 / +44 1225 93 8483	mbedford@anglogoldashanti.com
General inquiries	+27 11 637 6059	investors@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 20, 2013

By: /s/ M E SANZ PEREZ_____

Name: M E Sanz Perez

Title: Group General Counsel and Company Secretary